UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

mPhase Technologies, Inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

62472C 10 2

(CUSIP Number)

Mr. Anshu Bhatnagar

mPhase Technologies, Inc.

1101 Wootton Parkway, Suite 1040

Rockville, MD 20852

301-329-2701

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 9, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e)€, 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	62472C 10 2

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Anshu Bhatnagar
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
40,676,351 shares of Common Stock, 1000 Shares of Series A Preferred Stock
	8	SHARED VOTING POWER
None
	9	SOLE DISPOSITIVE POWER
40,676,351 shares of Common Stock, 1000 Shares of Series A Preferred Stock
	10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
40,676,351 shares of Common Stock, 1000 Shares of Series A Preferred Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
87%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

Item 1.	Security and Issuer

This Statement on Schedule 13D (this “Statement”) is filed with respect to the Common Stock, $.01 par value of mPhase Technologies, Inc. (the “Issuer”), whose principal executive offices are located at 1101 Wootton Parkway, Suite 1040, Rockville, MD 20852. Such class of securities is hereinafter referred to as “Common Stock”.

Item 2.	Identity and Background

(a), (b), and (c) This Statement is filed by Anshu Bhatnagar. Mr. Bhatnagar is a Director and the President and Chief Executive Officer of the Issuer. The principal place of business for mPhase Technologies, Inc. is 1101 Wootton Parkway, Suite 1040, Rockville, MD 20852.

(d) and (e) During the past five years, Mr. Bhatnagar has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Bhatnagar is a United States Citizen.

Item 3.	Source and Amount of Funds or Other Considerations

Not Applicable

Item 4.	Purpose of Transaction

Mr. Bhatnagar received 13,109,104.031 shares of Common Stock and 1,000 shares of Series A Preferred Stock as part of his compensation to become President and Chief Executive Officer and Director of mPhase Technologies, Inc.

Additionally, Mr. Bhatnagar received 26,902,246.969 shares of Common Stock pursuant to his earn out rights in his employment agreement.

Mr. Bhatnagar purchased 665,000 shares of Common Stock on the open market.

Item 5.	Interest in Securities of the Issuer

(a) and (b) Mr. Bhatnagar beneficially owns an aggregate of 40,676,351 shares of Common Stock plus voting control of an additional 51% of the aggregate voting stock of the Company through ownership of 1,000 Shares of Series A Preferred Stock. Mr. Bhatnagar has the sole power to vote or direct the vote and to dispose or direct the disposition of those shares directly and beneficially owned thereby. Mr. Bhatnagar beneficially owns directly shares of Common Stock and Series A Preferred Stock, representing in the aggregate 87% of the total outstanding shares of the Common Stock (for voting purposes).

(c)	During the past 60 days Mr. Bhatnagar purchased 0 shares of Common Stock in the open market.
(d)	No person other than Mr. Bhatnagar is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of Common Stock or Series A Preferred Stock.
(e)	Not Applicable
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None

Item 7.	Material to Be Filed as Exhibits

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2022
Dated

/s/ Anshu Bhatnagar
Signature

Anshu Bhatnagar, President and CEO
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).